Voiced Media, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024, 2023, & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Voiced Media, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024, 2023, & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 30, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,		
	2024	**2023**	**2022**
ASSETS			
Current Assets			
Cash and Cash Equivalents	36,520	141,537	349,211
Accounts Receivable	92,165	193,697	260,538
Prepaid Expenses	-	-	12,572
Total Current Assets	128,685	335,233	622,321
TOTAL ASSETS	128,685	335,233	622,321
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable and Accrued Expenses	103,756	175,479	174,820
Notes Payable - Related Party	-	-	106,272
Total Current Liabilities	103,756	175,479	281,093
TOTAL LIABILITIES	103,756	175,479	281,093
EQUITY			
Common Stock	1,000	-	-
Additional Paid-in Capital	-	1,000	1,000
Retained Earnings	23,929	158,754	340,228
Total Equity	24,929	159,754	341,228
TOTAL LIABILITIES AND EQUITY	128,685	335,233	622,321

Statement of Changes in Shareholder Equity

	Common Stock		Series X Preferred Stock		APIC	Retained Earnings/(Accumulated Deficit)	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2022	100	-	-	-	1,000	(70,253)	(69,253)
Net Income (Loss)	-	-	-	-		410,482	410,482
Ending Balance 12/31/2022	100	-	-	-	1,000	340,228	341,228
Distributions to Owners	-	-	-	-	-	(150,078)	(150,078)
Net Income (Loss)	-	-	-	-	-	(31,397)	(31,397)
Ending Balance 12/31/2023	100	-	-	-	1,000	158,754	159,754
Shares Issued Upon Stock Split	9,999,900	1,000	1	-	(1,000)	-	-
Distributions to Owners	-	-	-	-	-	(72,000)	(72,000)
Net Income (Loss)	-	-	-	-	-	(62,825)	(62,825)
Ending Balance 12/31/2024	10,000,000	1,000	1	-	-	23,929	24,929

Statement of Operations

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue	1,300,436	1,465,156	2,107,797
Cost of Revenue	1,254,775	1,449,619	1,573,850
Gross Profit	45,660	15,536	533,947
Operating Expenses			
General and Administrative	78,485	16,933	100,449
Rent and Lease	30,000	30,000	23,016
Total Operating Expenses	108,485	46,933	123,465
Operating Income (loss)	(62,825)	(31,397)	410,482
Earnings Before Income Taxes	(62,825)	(31,397)	410,482
Provision for Income Tax Expense/(Benefit)	-	-	-
Net Income (loss)	(62,825)	(31,397)	410,482

Statement of Cash Flows

	Year Ended December 31,		
	2024	**2023**	**2022**
OPERATING ACTIVITIES			
Net Income (Loss)	(62,825)	(31,397)	410,482
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Payable and Accrued Expenses	(71,723)	659	5,404
Accounts Receivable	101,532	66,841	(8,910)
Prepaid Expenses	-	12,572	(12,572)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	29,808	80,072	(16,078)
Net Cash provided by (used in) Operating Activities	(33,016)	48,676	394,404
FINANCING ACTIVITIES			
Repayment of Related Party Note Payable	-	(106,272)	(195,000)
Distribution to Owners	(72,000)	(150,078)	-
Net Cash provided by (used in) Financing Activities	(72,000)	(256,350)	(195,000)
Cash at the beginning of period	141,536	349,211	149,808
Net Cash increase (decrease) for period	(105,016)	(207,675)	199,404
Cash at end of period	36,520	141,536	349,211

Voiced Media, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Voiced Media, Inc. ("the Company") was formed in Delaware on April 2nd, 2012. The Company is a technology company that owns and operates VOICED, VOICED Market, and Wall Street Insanity. The Company generates revenue through advertising. It has an audience and users from around the globe, with the majority located in the United States. The Company was formed in Delaware on April 2, 2012. The Company's headquarters is in Sunny Isles Beach, FL.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital and fuel growth.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through advertising on its platform. The Company's primary performance obligation is to ensure to satisfy all agreed upon terms with its advertisers and revenue is recognized as these terms are satisfied.

Concentration of Revenue

In 2023, the Company generated 32% of its revenue from one advertiser, 22% from another advertiser, 18% from a third advertiser, 11% from a fourth advertiser, and 9% from a fifth advertiser.

In 2022, the Company generated 34% of its revenue from one advertiser, 26% from another advertiser, 9% from a third advertiser, 8% from a fourth advertiser, and 7% from a fifth advertiser.

In 2024, The Company generated 32% of its revenue from one advertiser, 24% from another advertiser, 22% from a third advertiser, and 8% from a fourth advertiser.

All of those advertisers are financial advertisers. Almost entirely, advertising revenue was from advertisers in the financial category.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected Net 30, but it varies depending on the advertiser. The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In December of 2024, the Company adopted their Stock Incentive Plan with the purpose of offering selected employees, consultants and outside directors the opportunity to acquire equity in the Company through awards of options and the award or sale of shares. The aggregate number of shares which may be issued under the Plan shall not exceed 1,000,000 shares. None were issued or outstanding as of December 31st, 2024.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Florida. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The founder loaned the Company money in prior years resulting in a balance of $106,272 as of December 31st, 2022, that was fully paid off in 2023.

In December of 2024, the Company entered into an Employment Agreement for which Jason Jadidian was employed to be the Chief Executive Officer for a 5-year term.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

None.

NOTE 6 – EQUITY

The Company had authorized 200 common shares with a par value of $0.001 per share with 100 shares issued and outstanding as of December 31st, 2023.

In December of 2024, the Company converted into a Delaware C-Corporation. The Company now has authorized 55,000,000 shares consisting of 50,000,000 Common Shares and 5,000,000 Preferred Shares all at a par value of $0.001 per share. This resulted in a stock split for previous Common Stockholders of 100,000 for 1 or 10,000,000 Common Shares being issued and outstanding. There are 10,000,000 Common shares issued and outstanding as of December 31st, 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

As part of the conversion, the Company authorized 5,000,000 shares of Preferred Stock, all at a par value of $0.001 per share, and designated a new class titled Series X Preferred Stock, consisting of two shares. One Series X share was issued to the Company's owner. Each Series X share entitles the holder to voting power equal to 50 votes for every one share of Common Stock owned by the holder.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2024, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 30, 2025, the date these financial statements were available to be issued.

The Company launched a Reg CF crowdfunding campaign on Netcapital in 2025.

In March 2025, the Company commenced an equity offering of up to $1,235,000 through the sale of up to 548,888 shares of Common Stock at a price of $2.25 per share for early bird investors and $2.50 per share for all others. The offering was conducted pursuant to exemptions under Regulation D and Section 4(a)(6) of the Securities Act of 1933. In connection with the offering, the Company entered into an agreement with NetCapital Funding Portal Inc. to provide crowdfunding services. As compensation, NetCapital Funding is entitled to receive shares equal to 1% of the total shares sold by the Company through the NetCapital offering, issued at each closing.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses in 2023 and 2024, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.